Exhibit 99.7

ENTHUSIAST GAMING ADDS FEXTRALIFE COMMUNITY WITH OVER 60 MILLION MONTHLY VIEWS TO NETWORK

Enthusiast media network also sees recent increase of 20% engagement and traffic as gamers spend more time at home

TORONTO, March 24, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is pleased to announce that it has signed an exclusive advertising representation agreement with Fextralife, a video game news resource and gaming hub focused on the RPG genre as well as innovative games.

Fextralife is a leading gaming content platform dedicated to sharing detailed game mechanics, information, news, previews, reviews, articles and guides from its team of contributors engaged on its blog and social forums. With a team of dedicated journalists and over 73,000 editors, the community connects 5 million users with each other across video, social and news content in streams, YouTube, wikis, forums and chats. Currently, Fextralife generates over 60 million views every month which contributes to an overall increase to Enthusiast Gaming’s total monthly site viewership of approximately 10%.

With the recent addition of Fextralife and MC PEDL, coupled with sustained organic growth, the Enthusiast Gaming media network now reaches 160 million avid gamers globally every month. Now more than ever, communities and social connections are extremely important, and Enthusiast Gaming is committed to building the world’s largest network of communities for gaming and esports fans to provide a platform for meaningful social engagements.

As of March 23, 2020, Enthusiast Gaming has seen an average increase in engagement of approximately 20% across its entire network, with some of the larger, more predominant properties reaching upwards of 40% increase in views compared to the week before. The Company will continue to monitor the increased engagement as a result of gamers spending more time at home in recent weeks.

Luminosity Signs Pro Fortnite Player

Enthusiast Gaming is also excited to announce it has signed professional Fortnite player and content creator, Harley “mrfreshasian” Campbell or “Fresh” to Luminosity Gaming (“Luminosity”), the Company’s esports division. As part of Team Luminosity, Fresh will join a team of gaming and esports influencers and content creators, and will provide exclusive gaming content and streaming under the Luminosity banner. Currently, Fresh has a social following of 6.4 million gaming fans and his content has been viewed over 450,000,000 times on YouTube.

Menashe Kestenbaum, President and Founder of Enthusiast Gaming commented, “We are excited to welcome the Fextralife community into our media network of 100 websites and 900 YouTube channels. Adding significant communities like Fextralife and earlier this month, MC PEDL, validates our business model and reinforces the value that Enthusiast adds. We are also excited to welcome mrfreshasian to Team Luminosity. Fresh brings his own community of esports fans to the Luminosity network and we look forward to working together to grow that community and provide unique content under the Luminosity banner.” He continued, “During these times where people are being asked to stay home and self-isolate, Enthusiast Gaming is committed to providing a platform for communities to connect, socialize and support each other. We have seen a significant increase in traffic across our network over the last couple of weeks which proves the power of gaming as a social network.”

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest network of communities for gamers and esports fans. Already the largest gaming network in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Events and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The media network generates over 30 billion ad requests and over 1 billion page views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s event business owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, (eglx.com) and the largest mobile gaming event in Europe, Pocket Gamer Connects. For more information on the Company visit www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information:

Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9326

INVESTOR RELATIONS CONTACT:

Julia Becker

Head, Investor Relations & Marketing

(604) 785-0850

jbecker@enthusiastgaming.com

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.